UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 10)

Under the Securities Exchange Act of 1934

Aspira Women’s Health, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

04537Y109

(CUSIP Number)

Larry N. Feinberg
c/o Oracle Investment Management, Inc.
262 Harbor Drive, 3rd Floor
Stamford, CT 06902

Copy to: Robert L. Lawrence, Esq. Kane Kessler, P.C. 666 Third Avenue, 23rd Floor New York, New York 10017 (212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2020

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

1	NAME OF REPORTING PERSON Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 9,105,422 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 9,105,422 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,105,422 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.77%*
14	TYPE OF REPORTING PERSON IN

* Calculated based on a total of 103,820,090 shares of common stock outstanding as of July 31, 2020 as reported by the Company in its Form 10-Q filed on August 14, 2020.

2

1	NAME OF REPORTING PERSON Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 9,105,422 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 9,105,422 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,105,422 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.77%*
14	TYPE OF REPORTING PERSON PN

* Calculated based on a total of 103,820,090 shares of common stock outstanding as of July 31, 2020 as reported by the Company in its Form 10-Q filed on August 14, 2020.

3

1	NAME OF REPORTING PERSON Oracle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 6,019,441 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 6,019,441 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,019,441 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.80%*
14	TYPE OF REPORTING PERSON PN

* Calculated based on a total of 103,820,090 shares of common stock outstanding as of July 31, 2020 as reported by the Company in its Form 10-Q filed on August 14, 2020.

4

1	NAME OF REPORTING PERSON Oracle Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 9,105,422 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 9,105,422 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,105,422 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.77%*
14	TYPE OF REPORTING PERSON CO

* Calculated based on a total of 103,820,090 shares of common stock outstanding as of July 31, 2020 as reported by the Company in its Form 10-Q filed on August 14, 2020.

5

1	NAME OF REPORTING PERSON Oracle Ten Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,941,120 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,941,120 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,941,120 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.87%*
14	TYPE OF REPORTING PERSON PN

* Calculated based on a total of 103,820,090 shares of common stock outstanding as of July 31, 2020 as reported by the Company in its Form 10-Q filed on August 14, 2020.

6

1	NAME OF REPORTING PERSON Oracle Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,144,861 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,144,861 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,144,861 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.10%*
14	TYPE OF REPORTING PERSON PN

* Calculated based on a total of 103,820,090 shares of common stock outstanding as of July 31, 2020 as reported by the Company in its Form 10-Q filed on August 14, 2020.

7

Item 1. Security and Issuer.

Pursuant to Rule 13d-2 under the Act, this Amendment No. 10 (this “Amendment”) amends and supplements the Schedule 13D filed on May 23, 2013, as previously amended by Amendment No. 1, filed on June 13, 2013, Amendment No. 2, filed on December 23, 2013, Amendment No. 3, filed on December 24, 2014, Amendment No. 4, filed on April 24, 2015, Amendment No. 5, filed on July 17, 2015, Amendment No. 6, filed on February 17, 2017, Amendment No. 7 filed on August 31, 2017, Amendment No. 8, filed on April 23, 2018, and Amendment No. 9, filed on June 11, 2020 (as amended, the “Schedule 13D”), and is being filed on behalf of Oracle Partners, L.P., a Delaware limited partnership (“Oracle Partners”), Oracle Ten Fund, L.P., a Delaware limited partnership (“Oracle Ten Fund”), Oracle Institutional Partners, L.P., a Delaware limited partnership (“Oracle Institutional Partners”), Oracle Associates, LLC, a Delaware limited liability company and the general partner of Oracle Partners, Oracle Ten Fund and Oracle Institutional Partners (“Oracle Associates”), Oracle Investment Management, Inc., a Delaware corporation and the investment manager to Oracle Partners, Oracle Ten Fund and Oracle Institutional Partners (“Investment Manager”) and Larry N. Feinberg, the managing member of Oracle Associates and the sole shareholder, director and president of the Investment Manager (each of the foregoing, a “Reporting Person” and collectively, the “Reporting Persons”).  This Amendment relates to the common stock, par value $0.001 per share (“Common Stock”), of Aspira Women’s Health, Inc. (fka Vermillion, Inc.), a Delaware corporation (the “Company”).

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended by the addition of the following:

The transactions giving rise to the filing of this Amendment were the sales of shares of Common Stock of the Issuer by the Reporting Persons in open market transactions and at prevailing market prices. The response set forth in Item 5(c) of this Amendment is incorporated herein by reference. As a result of said transactions, each of the Reporting Persons' beneficial ownership of shares of Common Stock decreased as set forth in more detail in Item 5 of this Amendment.

Item 5. Interest in Securities of the Issuer.

 Items 5(a)-(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) As of August 14, 2020, Oracle Partners may be deemed to beneficially own 6,019,441 shares of Common Stock, representing 5.80% of the outstanding shares of Common Stock (based on 103,820,090 shares of Common Stock outstanding).

As of August 14, 2020, Oracle Institutional Partners may be deemed to beneficially own 1,144,861 shares of Common Stock, representing 1.10% of the outstanding shares of Common Stock (based on 103,820,090 shares of Common Stock outstanding).

8

As of August 14, 2020, Oracle Ten Fund may be deemed to beneficially own 1,941,120 shares of Common Stock, representing 1.87% of the outstanding shares of Common Stock (based on 103,820,090 shares of Common Stock outstanding).

As of August 14, 2020, Oracle Associates and Investment Manager due to their relationship with Oracle Partners, Oracle Ten Fund and Oracle Institutional Partners, and Mr. Feinberg, due to his respective relationships with the other Reporting Persons, may each be deemed to beneficially own 9,105,422 shares of Common Stock, representing 8.77% of the outstanding shares of Common Stock (based on 103,820,090 shares of Common Stock outstanding).

The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or a group.

(c)	The trading dates, number of shares of Common Stock purchased or sold, and price per share for all transactions in the shares of Common Stock by the Reporting Persons in the past 60 days through August 14, 2020 are set forth in Schedule A. All such transactions were effected in open market transactions with brokers.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

9

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: August 18, 2020

ORACLE PARTNERS, L.P.

By: ORACLE ASSOCIATES, LLC, its general partner

By:	/s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

ORACLE INSTITUTIONAL PARTNERS, L.P.

By: ORACLE ASSOCIATES, LLC, its general partner

By:	/s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

ORACLE TEN FUND, L.P.

By: ORACLE ASSOCIATES, LLC, its general partner

By:	/s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

ORACLE ASSOCIATES, LLC

By:	/s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

ORACLE INVESTMENT MANAGEMENT, INC.

By:	/s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

/s/ Larry N. Feinberg
Larry N. Feinberg, Individually

10

Schedule A

Trade Date	Trans.Type	Quantity	Price	Fund
7/27/2020	Sell	68,000	4.20	Oracle Institutional Partners, LP
7/27/2020	Sell	106,664	4.20	Oracle Ten Fund, LP
7/28/2020	Sell	16,055	4.05	Oracle Ten Fund, LP
7/28/2020	Sell	10,258	4.05	Oracle Institutional Partners, LP
7/28/2020	Sell	10,258	4.05	Oracle Institutional Partners, LP
7/28/2020	Sell	16,055	4.05	Oracle Ten Fund, LP
7/29/2020	Sell	4,332	4.10	Oracle Ten Fund, LP
7/29/2020	Sell	2,800	4.10	Oracle Institutional Partners, LP
8/3/2020	Sell	19,490	4.58	Oracle Institutional Partners, LP
8/3/2020	Sell	30,510	4.58	Oracle Ten Fund, LP
8/3/2020	Sell	50,000	4.56	Oracle Partners, LP
8/3/2020	Sell	19,490	4.58	Oracle Institutional Partners, LP
8/3/2020	Sell	20,000	4.56	Oracle Institutional Partners, LP
8/3/2020	Sell	30,000	4.56	Oracle Ten Fund, LP
8/3/2020	Sell	30,510	4.58	Oracle Ten Fund, LP
8/4/2020	Sell	70,336	4.48	Oracle Ten Fund, LP
8/4/2020	Sell	45,000	4.48	Oracle Institutional Partners, LP
8/5/2020	Sell	49,451	4.52	Oracle Ten Fund, LP
8/5/2020	Sell	30,000	4.52	Oracle Institutional Partners, LP
8/6/2020	Sell	15,701	4.38	Oracle Ten Fund, LP
8/6/2020	Sell	20,000	4.38	Oracle Ten Fund, LP
8/6/2020	Sell	10,000	4.38	Oracle Institutional Partners, LP
8/6/2020	Sell	10,000	4.38	Oracle Institutional Partners, LP
8/7/2020	Sell	35,056	4.45	Oracle Ten Fund, LP
8/7/2020	Sell	21,284	4.45	Oracle Institutional Partners, LP
8/10/2020	Sell	28,500	4.29	Oracle Institutional Partners, LP
8/10/2020	Sell	46,500	4.29	Oracle Ten Fund, LP
8/11/2020	Sell	13,807	4.18	Oracle Institutional Partners, LP
8/11/2020	Sell	21,578	4.18	Oracle Ten Fund, LP
8/11/2020	Sell	13,807	4.18	Oracle Institutional Partners, LP
8/11/2020	Sell	21,578	4.18	Oracle Ten Fund, LP
8/12/2020	Sell	54,984	4.15	Oracle Ten Fund, LP
8/12/2020	Sell	33,000	4.15	Oracle Institutional Partners, LP
8/13/2020	Sell	25,000	4.09	Oracle Institutional Partners, LP
8/13/2020	Sell	40,550	4.09	Oracle Ten Fund, LP
8/14/2020	Sell	45,000	3.16	Oracle Ten Fund, LP
8/14/2020	Sell	67,611	3.16	Oracle Partners, LP
8/14/2020	Sell	30,000	3.16	Oracle Institutional Partners, LP

A-1